

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2019

Mr. Alan B. Graf
Chief Financial Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Re: Fedex Corporation
Form 10-K for the Year Ended May 31, 2019
Exhibits No. 10.53-10.55 and 10.202-10.205
Filed July 16, 2019
File No. 001-15829

Dear Mr. Graf:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance